EXHIBIT 99.1

Contact:	Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
(425) 943-4599

RADIANT ANNOUNCES FIRST QUARTER RESULTS AND REAFFIRMS ANTICPATED ORGANIC REVENUE GROWTH OF 30-40%

Expansion Plans Remain on Track with Calendar Year 2007 Revenues
Targeted at $65-$70 Million

BELLEVUE, WA, November 14, 2006 - Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three months ended September 30, 2006.

For the three months ended September 30, 2006, Radiant reported net income of $160,000 on $14.4 million of revenues, or $0.00 per basic and fully diluted share. For the three months ended September 30, 2005, when it remained in the development stage, the Company reported no revenues and a net loss of $15,000.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization) of $398,000 for the three months ended September 30, 2006, compared to an adjusted EBITDA loss of $14,000 for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

Radiant completed its platform acquisition effective January 1, 2006, when it purchased Airgroup Corporation (“Airgroup”), a Seattle, Washington-based, company providing a full range of domestic and international freight forwarding services. Founded in 1987, Airgroup services a diversified account base including manufacturers, distributors and retailers through its extensive network of exclusive agent offices across North America.

The Company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired Airgroup as of July 1, 2005 which is included on the Company’s Form 10-Q for the quarter ended September 30, 2006 and filed November 14, 2006.

“Radiant posted another profitable quarter with $14.4 million in revenue and $398,000 in adjusted EBITDA for the three months ended September 30,” said Bohn Crain, Chairman and CEO. “Our results through September are generally reflective of the historical base of business that we enjoy through our acquisition of Airgroup. In future quarters we should begin to see the positive impact to top-line revenue growth and margin expansion as a result of our expansion efforts in Los Angeles, Long Beach, Dallas/Ft. Worth and others new agent partners that are in the pipeline. We are re-affirming our preliminary revenue guidance for calendar year 2007 which we expect to be in the range of $65-$70 million, or an increase of 30-40%, from our current base of approximately $50 million in revenues and we look forward to providing additional updates as we progress.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business. A reconciliation of adjusted EBITDA amounts to the most directly comparable GAAP measure for the three and six months ended June 30, 2006 and 2005 is shown below:

(Amounts in 000’s)	Three months ended June 30,
	2006	2005
Net income (loss)	$160	$(15)

Depreciation and amortization	186	—
Interest expense, net	5	1
Income tax expense (benefit)	2	—

EBITDA	353	(14)
Stock-based compensation	45
Adjusted EBITDA	$398	$(14)

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Thursday November 16, 2006 at 11:00am, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 220976.

About Radiant Logistics (OTC BB: RLGT)

Radiant Logistics (www.radiant-logistics.com) is executing a strategy to build a global transportation and supply chain management company through organic growth and the strategic acquisition of regional best-of-breed non-asset based transportation and logistics providers, to offer its customers domestic and international freight forwarding and an expanding array of value added supply chain management services, including order fulfillment, inventory management and warehousing. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. While it is impossible to identify all of the factors that may cause our actual operating performance, events, trends or plans to differ materially from those set forth in such forward looking statements, such factors include, but are not limited to, the level of economic activity of our current customers, our ability to attract and retain new and existing customers, competitive conditions in our industry, our ability to successfully integrate newly established stations into our network, our ability to maintain relationships with our exclusive agents, our ability to identify and secure additional financing to execute our growth strategy, and those other factors disclosed in our Transition Report on Form 10-KT under the caption "Risk Factors" and other filings in our filings with Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward- looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statement to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
(f/k/a Golf Two, Inc.)
Consolidated Balance Sheets
(UNAUDITED)

	September 30,	June 30,
	2006	2006
ASSETS
Current assets -
Cash and cash equivalents	$894,711	$510,970
Accounts receivable, net of allowance for doubtful accounts of $201,682 at September, 30 2006 and $202,830 at June 30, 2006	8,290,692	8,487,899
Current portion of employee loan receivables and other receivables	41,929	40,329
Prepaid expenses and other current assets	12,276	93,087
Deferred tax asset	232,864	277,417
Total current assets	9,472,472	9,409,702

Furniture and equipment, net	559,359	258,119
Acquired intangibles, net	2,248,641	2,401,600
Goodwill	4,718,189	4,712,062
Employee loan receivable	120,000	120,000
Investment in real estate	40,000	40,000
Deposits and other assets	118,025	103,376
	$17,276,686	$17,044,859

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities -
Accounts payable	$4,680,473	$4,096,538
Accrued transportation costs	1,562,873	1,501,374
Commissions payable	506,976	429,312
Other accrued costs	255,684	303,323
Income taxes payable	847,450	1,093,996
Total current liabilities	7,853,456	7,424,543

Long term debt	1,867,838	2,469,936
Deferred tax liability	764,538	816,544
Total liabilities	10,485,832	10,711,023

Commitments & contingencies	—	—

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value, 50,000,000 shares authorized: issued and outstanding: 33,861,639 at September 30, 2006 and 33,611,639 at June 30, 2006	17,567	15,067
Additional paid-in capital	6,885,347	6,590,355
Accumulated deficit	(112,060)	(271,586)
Total Stockholders’ equity	6,790,854	6,333,836
	$17,276,686	$17,044,859

RADIANT LOGISTICS, INC.
(f/k/a Golf Two, Inc.)
Consolidated Statements of Income (Operations)
(UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30,
	2006	2005

Revenue	$14,417,101	$—
Cost of transportation	9,423,319	—
Net transportation revenues	4,993,782	—

Agent Commissions	3,727,317	—
Personnel costs	507,032	—
Selling, general and administrative expenses	405,905	14,075
Depreciation and amortization	186,106	—
Total operating expenses	4,826,360	14,075

Income (loss) from operations	167,422	(14,075)

Other income (expense):
Interest income	1,805	—
Interest expense	(7,491)	(500)
Other	(402)	—
Total other income (expense)	(6,088)	(500)

Income (loss) before income tax expense (benefit)	161,334	(14,575)

Income tax (benefit)	1,808	—
Net income (loss)	$159,526	$(14,575)

Net income (loss) per common share - basic	$0.00	$0.00
Net income (loss) per common share - diluted	$0.00	$0.00

Weighted average shares outstanding:
Basic shares	33,652,400	25,964,176
Diluted share	36,137,182	25,964,176

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By (Used In) Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs. We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges. Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance. We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow provided by (used in) operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by (used in) operating activities:

	THREE MONTHS ENDED SEPTEMBER 30,
	2006	2005
Adjusted EBITDA	$398,119	$(14,075)
Stock-based compensation	44,992	—
EBITDA	353,127	(14,075)

Depreciation and amortization	186,106	—
Interest expense net of interest income	5,686	500
Income tax expense (benefit)	1,809	—
Net income (loss)	159,526	(14,575)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
non-cash contribution to capital (rent)	—	300
non-cash compensation expense (stock options)	44,992	—
amortization of intangibles	152,959	—
amortization of deferred tax liability	(52,006)	—
depreciation	25,994
amortization	7,153	—
provision for doubtful accounts	—	—
change in accounts receivable	(6,128)	—

CHANGE IN OPERATING ASSETS AND LIABILITIES:
restricted cash	—	(9,340)
accounts receivable	197,207	—
employee receivable and other receivables	(1,600)	—
prepaid expenses and other current assets	103,562	—
accounts payable	583,935	—
accrued transportation costs	61,499	—
commissions payable	77,664	—
other current liabilities	(47,639)	500
income tax payable	(246,546)	—
Net cash provided by (used for)
operating activities	$1,060,572	$(23,115)